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                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)



                          Peoples Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    71103B102
--------------------------------------------------------------------------------
                                 (CUSIP Number)



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1   NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

           Ella Mae Barq

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See instructions)                                   (a) /     /
                                                                (b) /     /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
          NUMBER OF          5    SOLE VOTING POWER
           SHARES
        BENEFICIALLY                    454,040
        OWNED BY EACH        ---------------------------------------------------
      REPORTING PERSON       6    SHARED VOTING POWER

                                        None
                             ---------------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                        454,040
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           454,040
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [      ]    (See instructions)
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.13 %
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See instructions)

           IN
--------------------------------------------------------------------------------
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1   NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

           Chevis C. Swetman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See instructions)                                (a) /     /
                                                             (b) /     /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER

                                        566,824
                             ---------------------------------------------------
        NUMBER OF            6    SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      485,850
      OWNED BY EACH          ---------------------------------------------------
    REPORTING PERSON         7    SOLE DISPOSITIVE POWER

                                        566,824
                             ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                        485,850
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,052,674
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [      ]    (See instructions)
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           18.84 %
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See instructions)

           IN
--------------------------------------------------------------------------------

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549

                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


Item 1(a).  Name of Issuer

                  Peoples Financial Corporation

Item 1(b).  Name of Issuer's Principal Executive Offices:

                  Howard and Lameuse Streets
                  Biloxi, MS 39530

Item 2(a).  Name of Person Filing:

                 Chevis C. Swetman

Item 2(b).  Address or Principal Business Office or, if None, Residence:

                  1210 Beach Blvd., Biloxi, Mississippi   39530

Item 2 (c). Citizenship:

                  United States of America

Item 2 (d).  Title of Class of Securities:

                  Common stock

Item 2 (e). CUSIP Number:

                  71103B102

Item 3. This statement is filed pursuant to Rule 13d-1(c) for Mrs. Barq and Mr. Swetman as individuals.



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Item 4.     Ownership

            (a)      Amount Beneficially Owned: 1,052,674

            (b)      Percent of Class: 18.84%

            (c)      Number of Shares as to which such person has:

                     (i)      sole power to vote or to direct the vote: 566,824

                     (ii)     shared power to vote or to direct the vote:
                              485,850

                     (iii) sole power to dispose or to direct the disposition of: 566,824

                     (iv) shared power to dispose or to direct the disposition of: 485,850

Item 5.     Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

                    Not applicable.

Item 8.     Identification and Classification of Members of a Group.

                    Not applicable.

Item 9.      Dissolution of Group.

                    Not applicable.


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Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Ella Mae Barq                                       February 13, 2003
-----------------                                       -----------------
  Ella Mae Barq                                         Date



/s/ Chevis C. Swetman                                   February 13, 2003
---------------------                                   -----------------
  Chevis C. Swetman                                     Date


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The undersigned persons, on February 13, 2003, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 2002.


/s/ Ella Mae Barq                                       February 13, 2003
-----------------                                       -----------------
  Ella Mae Barq                                         Date



/s/ Chevis C. Swetman                                   February 13, 2003
---------------------                                   -----------------
  Chevis C. Swetman                                     Date